Exhibit 2

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

British American Tobacco p.l.c.

27 May 2025

Launch of Proposed Block Trade of ITC Shares

British American Tobacco p.l.c. ("BAT" or the "Group") announces that its wholly-owned subsidiary Tobacco Manufacturers (India) Limited ("TMI") intends to sell c.2.3 per cent of the issued ordinary share capital in ITC Limited (“ITC”) (the "Block Trade Shares") to institutional investors by way of an accelerated bookbuild process (the "Block Trade"), subject to customary closing conditions.

The transaction will provide BAT with increased financial flexibility as it delivers on its commitment to invest in transformation, deleverage and sustainable shareholder returns. Proceeds will be used to progress to within the target 2-2.5x adjusted net debt/adjusted EBITDA leverage corridor (adjusted for Canada) by the end of 2026 and to continue our sustainable buyback programme by enabling an intended £200m increase in the share buyback to a total of £1.1bn in 2025.

BAT’s initial investment in ITC dates back to the early 1900s and the two companies have a longstanding, mutually beneficial relationship. As one of India's leading FMCG enterprises, ITC has delivered significant value for its shareholders. Following completion of the proposed Block Trade, BAT will remain a significant shareholder of ITC, with a c.23.1 per cent holding.

Tadeu Marroco, Chief Executive of BAT, said “ITC is a valued associate of BAT in an attractive geography with long-term growth potential where BAT benefits from exposure to the world's most populous market. Whilst this transaction supports delivery on our commitments to BAT shareholders, we continue to view ITC as a core strategic component of our global footprint as we partner on business opportunities in India. I am confident that ITC, under the stewardship of its current management, will continue to create further value for its shareholders.”

Further details of the value of net proceeds received will be shared once the transaction has completed. Other than the intended increase to the 2025 share buyback, the transaction has no impact on 2025 or 2026 guidance.

The person responsible for arranging for the release of this announcement on behalf of British American Tobacco p.l.c. is Caroline Ferland, Group Company Secretary.

ENDS

Enquiries

Media Centre
+44 (0) 20 7845 2888 (24 hours) | press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012 | IR_team@bat.com

About BAT

BAT is a leading global multi-category consumer goods business. Underpinned by world-leading science and R&D, our purpose is to create A Better Tomorrow™ by Building a Smokeless World where, ultimately, cigarettes have become a thing of the past. BAT’s purpose is backed by Omni™, an evidence-based manifesto for change which captures its commitment and progress.

BAT employs more than 48,000 people and, in 2024, generated revenue of £25.9bn, with an adjusted profit from operations of £11.9bn.

BAT’s aim is to have 50 million adult consumers of its Smokeless products by 2030 and generate 50% of its revenue from Smokeless products by 2035. BAT’s portfolio is made up of a growing range of nicotine and smokeless tobacco products which include its Vapour brand Vuse; Heated Product brand glo; and Velo, its Modern Oral (nicotine pouch) brand. After only a decade of investment in these products, the Group has delivered New Category revenue of £3.4bn in 2024, with strong progress in profitability on a category contribution level. BAT’s portfolio reflects our commitment to meeting the evolving and varied preferences of today’s adult consumers.

BAT is also reducing the use of natural resources, improving livelihoods, and delivering on its climate goals to be Net Zero across its value chain by 2050. BAT received a Triple A rating from CDP in 2024 for its disclosures on Climate Change, Water Security, and Forests, showcasing its commitment to environmental transparency and action.

A sustainability rating or award is not a recommendation to buy, sell or hold securities. A sustainability rating or award may be subject to withdrawal or revision at any time. Each sustainability rating and award should be evaluated separately of any other sustainability rating. The methodologies of any sustainability rating or award presented here may not be the same as those of other sustainability ratings, awards or methodologies that may be used by our stakeholders and may emphasise different aspects of sustainability practices and performance, and, thus, may not be representative of our sustainability performance in all respects.

Further information

This announcement contains inside information in relation to British American Tobacco p.l.c. for the purposes of Article 7 of the Market Abuse Regulation.

The securities referred to herein will not be, and have not been, registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Forward-looking statements

This release contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding our deleverage target, Smokeless customer target ambition, New Categories revenue targets and our sustainability targets, as well as statements regarding the intended sale of the Block Trade Shares, the increase in the share buyback programme.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement”, "Group Principal Risks" and “Group Risk Factors” in the 2024 Annual Report and Form 20-F of BAT.

Additional information concerning these and other factors can be found in BAT’s filings with the U.S. Securities and Exchange Commission ("SEC"), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.